EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	Fiscal the Year Ended December 31,					Three Months Ended March 31, 2009
	2004	2005	2006	2007	2008
			(in thousands)
Earnings:
Net loss	$(2,803)	$(2,286)	$(2,465)	$(11,265)	$(79,641)	$(7,580)
Add: Fixed charges	3	2	3	11	1,877	48

Earnings as defined	(2,800)	(2,284)	(2,462)	(11,254)	(77,764)	(7,532)

Fixed charges — Interest expense	3	2	3	11	1,877	48

Ratio of earnings to fixed charges (1)	—	—	—	—	—	—

(1)	For purposes of computing the ratio of earnings to fixed charges earnings consist of income from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense. Earnings were insufficient to cover fixed charges by $2.8 million in 2004, $2.3 million in 2005, $2.5 million in 2006, $11.3 million in 2007, $77.8 million in 2008 and $7.5 million in the three-month period ended March 31, 2009.